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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.: 1-09026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

A link to the following article from the San Francisco Chronicle was posted to Compaq's internal intranet on January 9, 2002.

The San Francisco Chronicle / January 9, 2002

HP'S FIORINA TOUTS MERGER, PRODUCTS: COMPAQ DEAL GOOD FOR COMPANY, CHIEF SAYS AT CES

By Benny Evangelista and Benjamin Pimentel

In an understated speech to a technologically hip crowd, Hewlett-Packard Co. Chief Executive Officer Carly Fiorina defended her company's bid to buy Compaq Computer Corp. yesterday, saying opponents should not underestimate the "people of the new HP."

Fiorina used her first keynote address to the annual Consumer Electronics Show crowd to pitch new products and HP's controversial deal with Compaq.

She also invoked the memory of HP's revered founders, William Hewlett and David Packard, while blasting critics who have repeatedly dismissed the deal as a plan that doesn't make sense.

"HP cannot be a company frozen in time," Fiorina told the crowd of about 300.
"The merger with Compaq is compelling. . . . To the skeptics who say it won't work, it won't sell, it won't succeed, it's not the HP Way -- you don't know the people of the new HP."

Fiorina's speech introduced new digital camera and printing products, which are part of what is considered the Palo Alto firm's crown jewels. Critics of the merger, particularly dissident HP director Walter Hewlett, son of the late HP co-founder, have warned that the deal would dilute shareholder interest in printing and imaging.

Analysts in the crowd said Fiorina seemed to veer far away from saying anything that critics could use to upset the merger.

"She undershot the audience by a mile and a half," said analyst Leo B. Willner of Derfier Associates of Santa Cruz. "She said nothing sophisticated and she said nothing intriguing."

Fiorina said HP remains committed to expanding its leadership in that industry, as she unveiled several new products like HP's latest digital camera,

PhotoSmart 812, which can e-mail photos.

Fiorina said HP's imaging and printing research teams filed 2,500 patents last year, and she cited some of the company's projects, including technology that would allow users to "see what a bug's world looks like if you are bug size."

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She also cited the growing use of photos and videos among companies "to add a more human element to their interactions with customers, partners and employees."

Fiorina said the merger with Compaq would further enhance HP's leadership in printing and imaging, as well as other tech arenas such as data storage and business services.

"The power is in the combination," she said. "Kodak can't deliver the solutions and experiences we've described. Neither can Sony, nor Canon, nor Dell, nor IBM, nor Sun."

She referred to HP's founders as "Bill and Dave," saying that "when the market demanded it, they also chose to acquire companies whose technologies and products complemented their own."

"For most of the men and women of Hewlett-Packard, the images that most move us, that most inspire us, the ones that put a lump in our throats are the pictures of Bill Hewlett and Dave Packard," she said.

Independent analyst Steve Allen, a critic of the merger, said that in focusing on the printing and imaging business, Fiorina is trying to highlight an industry where HP is a dominant player. But he said he doesn't see the connection with HP's plan to acquire Compaq, adding: "What does this have to do with the price of tea in Houston?"

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing HP and Compaq's preliminary joint proxy statement/prospectus regarding the planned merger between HP and Compaq (the "Merger"). Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the

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SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto,
California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.